UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Outset Medical, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-39513	20-0514392
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

3052 Orchard Drive, San Jose, California	95134
(Address of principal executive offices)	(Zip Code)

Nabeel Ahmed (669) 231-8200
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2023 to December 31, 2023.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended________.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Report on Form SD (the “Form SD”) of Outset Medical, Inc. (“Outset”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2023 to December 31, 2023.

A copy of Outset’s Conflict Minerals Report is filed as Exhibit 1.01 and incorporated herein by reference, and is publicly available on Outset’s website at https://investors.outsetmedical.com/financial-information/sec-filings. Information posted on or accessible through this website is not incorporated by reference nor otherwise included in this report, and any references to this website are intended to be inactive textual references only.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, Outset is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description
1.01	Conflict Minerals Report of Outset Medical, Inc. for the reporting period from January 1, 2023 to December 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Outset Medical, Inc.
(Registrant)

By: /s/ Nabeel Ahmed	May 29, 2024
Nabeel Ahmed Chief Financial Officer	(Date)